September 5, 2024

Robert J. Hutter
Chief Executive Officer
Learn SPAC HoldCo, Inc.
11755 Wilshire Blvd.
Suite 2320
Los Angeles, CA 90025

        Re: Learn SPAC HoldCo, Inc.
            Amendment No. 6 to Registration Statement on Form S-4
            Filed August 29, 2024
            File No. 333-276714
Dear Robert J. Hutter:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Amendment No. 6 to Registration Statement on Form S-4
General

1. The staff of the Division of Investment Management has informed us that it has no further comments regarding the Investment Company Act status analyses presented in your correspondence, but it wishes to remind you that it does not necessarily agree or disagree with certain aspects of the analysis presented in your responses
regarding Innventure   s
        Investment Company Act status, including but not necessarily limited to
(i) your views
        with respect to the activities not encompassed within the term
investing    as that term is
        used in section 3(a)(1)(A) and (ii) your characterization of certain assets as non-securities.
        Please acknowledge your understanding of the foregoing in your response letter.
       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please
 September 5, 2024
Page 2

contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   John W. Stribling